SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-51584

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Berkshire Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North St.
Pittsfield, MA 01201

BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2009 and 2008

CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

[LETTERHEAD OF WOLF & COMPANY, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Berkshire Hills Bancorp, Inc.
Pittsfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of Berkshire Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 24, 2010

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008

ASSETS
Cash and cash equivalents	$4,155,133	$4,333,973
Investments, at fair value	32,772,030	27,364,015
Participant loans	751,603	539,452
	37,678,766	32,237,440

Receivables:
Employer contributions	366	—
Participant contributions	184	—
	550	—
Net assets available for benefits	$37,679,316	$32,237,440

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008

Additions to net assets attributed to:

Investment income:
Interest and dividends	$845,226	$1,167,954
Net appreciation (depreciation) in fair value of investments	3,538,141	(10,478,563)
Total investment income (loss)	4,383,367	(9,310,609)

Contributions:
Employer	1,530,632	1,509,073
Participants	1,690,871	1,722,006
Rollover	528,353	67,721
	3,749,856	3,298,800

Assets transferred in from terminated plans	57,036	—

Total additions	8,190,259	(6,011,809)

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	2,735,701	4,321,767
Administrative fees	12,682	15,311
Total deductions	2,748,383	4,337,078

Net increase (decrease) in net assets available for benefits	5,441,876	(10,348,887)

Net assets available for benefits at beginning of year	32,237,440	42,586,327

Net assets available for benefits at end of year	$37,679,316	$32,237,440

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.           DESCRIPTION OF THE PLAN

The Berkshire Bank 401(k) Plan was established on April 11, 1993.

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries and affiliates (the “Bank” or the “Plan Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company serves as the Trustee of the Plan.  The Vanguard Group (“Vanguard” or the “Custodian”) is the custodian of the Plan.

In 2005, the Plan Sponsor terminated its Employee Stock Ownership Plan (“ESOP”).  During 2009, active employees of the Bank were given the option to transfer their shares of stock from the ESOP into the Plan.  The value transferred into the Plan is the value of the shares as posted on the NASDAQ Stock Market as of the date of transfer.

Contributions

Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was $16,500 and $15,500, for the Plan years ended December 31, 2009 and 2008, respectively.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period.

The Bank matches a portion of eligible employee contributions.  During 2009 and 2008, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s annual compensation.

In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation, excluding certain types of restricted compensation.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (continued)

Plan Eligibility

Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment.  500 hours of service must be exceeded each subsequent year to avoid a break in eligibility service.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes.  Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and additional contributions for non-highly compensated employees, if any, and (b) the Plan’s investment earnings.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of Vanguard and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Employer contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)
      DESCRIPTION OF THE PLAN (continued)

Participant Loans

Participants may borrow from their fund accounts an amount equal to $50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date.  Interest rates ranged from 4.25% to 9.25% as of December 31, 2009.  In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions.  Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default.  There were no loan defaults for the year ended December 31, 2009.  Loan defaults were $21,534 for the year ended December 31, 2008.

Payment of Benefits

On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date.  If the vested portion of a participant’s account balance is $1,000 or less, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  Administrative expenses paid by the Plan Sponsor were $16,650 and $16,130 for the years ended December 31, 2009 and 2008, respectively.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

                DESCRIPTION OF THE PLAN (concluded)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

2.           SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.  Fixed income securities are valued using the last quoted bid price.  Participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Investment income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Risks and Uncertainties

The Plan invests in a variety of investment vehicles.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).  The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.  All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative.  The Codification was effective for interim and annual periods ending after September 15, 2009.  The Codification did not have an impact on these financial statements.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the year end reporting date but before the date the financial statements are issued or available to be issued.  In particular, this guidance requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the year end reporting date, including the estimates inherent in the financial preparation process.  Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the year end reporting date but arose after that date.  This guidance also requires non-public entities to disclose the date through which subsequent events have been evaluated.  The Plan adopted the provisions of this guidance for the year ending December 31, 2009 without effect on the financial statements.

3.           CASH AND CASH EQUIVALENTS

The following schedule presents the fair values of the Plan’s cash and cash equivalents:

	December 31,
	2009		2008

Cash and cash equivalents:
* VGI Brokerage Option	$—		$129,711
* Vanguard Prime Money Market	4,155,133	(a)	4,204,262	(b)
	$4,155,133		$4,333,973

(a)	Investment represents 5% or more of Plan net assets at December 31, 2009.
(b)	Investment represents 5% or more of Plan net assets at December 31, 2008.
*	Represents a party-in-interest under ERISA.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.           INVESTMENTS, AT FAIR VALUE

The following schedule presents the fair values of the Plan’s investments:

	December 31,
	2009		2008
Mutual funds:
* Royce Low Priced Stock	$655,387		$341,569
* Templeton Global Bond Fund	92,016		—
* Vanguard 500 Index Inv.	4,772,472	(a)	3,774,309	(b)
* Vanguard Emrg Mkts Stk Ind Inv.	49,946		—
* Vanguard IT Treasury Inv.	2,992,102	(a)	3,547,986	(b)
* Vanguard International Growth Fund	2,647,864	(a)	1,802,055	(b)
* Vanguard Mid-Cap Index Fund	1,335,178		795,103
* Vanguard Morgan Growth Inv.	646,137		388,514
* Vanguard Selected Value	738,337		444,311
* Vanguard ST Bond Index Inv.	158,352		—
* Vanguard ST Federal Inv.	51,654		—
* Vanguard Small-Cap Growth Index	2,033,480	(a)	1,184,596
* Vanguard TGT Retirement 2010	171,696		67,076
* Vanguard TGT Retirement 2015	3,582,980	(a)	3,209,859	(b)
* Vanguard TGT Retirement 2020	475,536		122,621
* Vanguard TGT Retirement 2025	1,034,940		814,461
* Vanguard TGT Retirement 2030	111,007		1,791
* Vanguard TGT Retirement 2035	686,236		398,964
* Vanguard TGT Retirement 2040	48,222		15,167
* Vanguard TGT Retirement 2045	706,643		481,538
* Vanguard TGT Retirement 2050	23,883		3,024
* Vanguard Target Retirement Inc.	1,618,119		1,257,681
* Vanguard Total Stock Market Inv.	4,206,041	(a)	3,404,548	(b)
* Vanguard Windsor II Fund Inv.	863,016		744,732

Common stock:
* VGI Brokerage Option Company Stock	196,703		82,365
* Berkshire Hills Bancorp, Inc. Common Stock	2,874,083	(a)	4,481,745	(b)

	$32,772,030		$27,364,015

(a)	Investment represents 5% or more of Plan net assets at December 31, 2009.
(b)	Investment represents 5% or more of Plan net assets at December 31, 2008.
*	Represents a party-in-interest under ERISA.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (continued)

During 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2009	2008

Mutual funds	$5,025,290	$(11,227,509)
Common stock	(1,487,149)	748,946

	$3,538,141	$(10,478,563)

Investments at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds – Mutual Funds are valued at the net asset value of shares held by the plan at year end.

Participant Loans – Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (concluded)

Investments at Fair Value on a Recurring Basis (concluded)

The following table summarizes the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$4,155,133	$—	$—	$4,155,133
Mutual funds	29,701,244	—	—	29,701,244
Common stock	3,070,786	—	—	3,070,786
Participant loans	—	751,603	—	751,603

Total assets	$36,927,163	$751,603	$—	$37,678,766

	December 31, 2010
	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$4,333,973	$—	$—	$4,333,973
Mutual funds	22,799,905	—	—	22,799,905
Common stock	4,564,110	—	—	4,564,110
Participant loans	—	539,452	—	539,452

Total assets	$31,697,988	$539,452	$—	$32,237,440

There were no assets measured at fair value on a non-recurring basis at December 31, 2009 or 2008.

5.           TAX STATUS

The Bank adopted a Prototype Plan whose most recent determination letter from the Internal Revenue Service, dated August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving this letter; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.

In 2009, the Plan adopted accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements.  Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review.  The adoption of this new guidance did not have a material impact on the Plan’s financial statements.  The Plan does not have any uncertain tax positions at December 31, 2009 which require disclosure or accrual.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

6.           ADMINISTRATION OF PLAN ASSETS

The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard, who invests cash received in accordance with participants’ instructions and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

7.           RELATED PARTY TRANSACTIONS

The Bank contributed $1,530,632 and $1,509,073 to the Plan for the years ended December 31, 2009 and 2008, of which $366 was owed to the Plan at December 31, 2009.  None was owed to the Plan at December 31, 2008.  In addition, the Bank paid expenses in connection with the administrations of the Plan, totaling $16,650 and $16,130 for the years ended December 31, 2009 and 2008, respectively.

The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions.

8.           ASSETS TRANSFERRED IN FROM TERMINATED PLANS

The assets transferred in from terminated plans during 2009 amounted to $57,036 and relate to the terminated employee stock ownership plan (“ESOP”).  Participants were given the option to transfer their vested ESOP shares to their 401(k) account when the ESOP officially terminated on June 2, 2009.

BERKSHIRE BANK 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2009

	Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	Number of Units/Shares	Current Value (1)

	Cash and cash equivalents:
*	Vanguard Prime Money Market	4,155,132.720	$4,155,133
	Mutual funds:
*	Royce Low Priced Stock	46,646.734	655,387
*	Templeton Global Bond Fund	7,233.995	92,016
*	Vanguard 500 Index Inv.	46,483.612	4,772,472
*	Vanguard Emrg Mkts Stk Ind Inv.	1,927.660	49,946
*	Vanguard IT Treasury Inv.	269,801.772	2,992,102
*	Vanguard International Growth Fund	155,848.363	2,647,864
*	Vanguard Mid-Cap Index Fund	81,612.332	1,335,178
*	Vanguard Morgan Growth Inv.	42,314.122	646,137
*	Vanguard Selected Value	46,290.728	738,337
*	Vanguard ST Bond Index Inv.	15,196.893	158,352
*	Vanguard ST Federal Inv.	4,813.946	51,654
*	Vanguard Small-Cap Growth Index	120,824.713	2,033,480
*	Vanguard TGT Retirement 2010	8,367.262	171,696
*	Vanguard TGT Retirement 2015	316,797.557	3,582,980
*	Vanguard TGT Retirement 2020	23,824.459	475,536
*	Vanguard TGT Retirement 2025	91,425.836	1,034,940
*	Vanguard TGT Retirement 2030	5,748.684	111,007
*	Vanguard TGT Retirement 2035	59,056.474	686,236
*	Vanguard TGT Retirement 2040	2,531.356	48,222
*	Vanguard TGT Retirement 2045	58,788.922	706,643
*	Vanguard TGT Retirement 2050	1,249.736	23,883
*	Vanguard Target Retirement Inc.	152,796.892	1,618,119
*	Vanguard Total Stock Market Inv.	153,225.550	4,206,041
*	Vanguard Windsor II Fund Inv.	36,444.925	863,016
	Common Stock:
*	VGI Brokerage Option Company Stock	196,703.540	196,703
*	Berkshire Hills Bancorp, Inc. Common Stock	138,978.883	2,874,083
	Loan Fund:
	Participant loans	4.25% - 9.25%	751,603

			$37,678,766

(1)	As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.
*	Represents a party-in-interest as defined by ERISA.

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(k) Plan as adopted by Berkshire Bank
Date: June 22, 2010	By: /s/ Linda A. Johnston
Name: Linda A. Johnston
Title: Senior Vice President Human Resources